UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Oriental Culture Holding LTD

(Name of Issuer)

Ordinary shares, par value of $0.00005 per share

(Title of Class of Securities)

G6796W107

(CUSIP Number)

Mun Wah Wan

Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong

+852-2110-3909
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6796W107

1	Name of Reporting Person Mun Wah Wan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,394,442[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,394,442[1]
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.63% [2]
14	Type of Reporting Person IN

1.	In his capacity as the sole shareholder and director of The Pride Group Holdings Limited, which in turn wholly-owns HKFAEx Group Limited.

2.	Calculated based on a total of 21,044,712 issued and outstanding ordinary shares of the Issuer as of May 10, 2022.

CUSIP No. G6796W107

1	Name of Reporting Person The Pride Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,394,442[3]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,394,442[3]
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.63% [4]
14	Type of Reporting Person CO

3.	In its capacity as holder of 100% of the equity interest in HKFAEx Group Limited.

4.	Calculated based on a total of 21,044,712 issued and outstanding ordinary shares of the Issuer as of May 10, 2022

CUSIP No. G6796W107

1	Name of Reporting Person HKFAEx Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,394,442
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,394,442
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.63% [5]
14	Type of Reporting Person CO

5.	Calculated based a total of 21,044,712 issued and outstanding ordinary shares of the Issuer as of May 10, 2022

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.00005 per share of Oriental Culture Holding LTD, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong.

Item 2. Identity and Background

(a): This Schedule 13D is being filed jointly by Mun Wah Wan, The Pride Group Holdings Limited and HKFAEx Group Limited (together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Mr. Mun Wah Wan is a citizen of Hong Kong and he is the chairman of the board of directors of the Issuer. The business address of Mr. Mun Wah Wan is Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong.

The Pride Group Holdings Limited is a company incorporated in the British Virgin Islands and it is wholly owned by Mr. Mun Wah Wan, who is also the sole director of The Pride Group Holdings Limited. The registered address of The Pride Group Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

HKFAEx Group Limited is a company incorporated in Hong Kong and it is wholly owned by The Pride Group Holdings Limited. Mr. Mun Wah Wan is the Chairman of the Board of HKFAEx Group Limited. The registered address of HKFAEx Group Limited is Unit 909, Level 9, Cyberport 2, Hong Kong.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Item 4. Purpose of Transaction.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On May 9, 2019, the Issuer acquired all of the outstanding equity interests of HKDAEx Limited from its original shareholder, HKFAEx Group Limited, for consideration of 2,400,000 of its ordinary shares. On November 8, 2019, the Issuer effected a 2 for 1 forward share split of all issued and outstanding ordinary shares of the Issuer. In addition, all existing shareholders agreed to surrender to the Issuer as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration. On May 28, 2020, all existing shareholders of the Company agreed to surrender an aggregate of 6,510,000 ordinary shares, or 30% of then outstanding ordinary shares of the Issuer, at no consideration to be reserved as treasury shares of the Issuer.

On May 3, 2022, HKFAEx Group Limited entered into an Instrument of Transfer, a Sold Note and a Bought Note with Ben Ansheng Yu (the “Yu Agreement”), pursuant to which Mr. Yu purchased 683,550 ordinary shares of the Issuer from HKFAEx Group Limited for a total consideration of HK$5,000,000.  Mr. Yu purchases such ordinary shares using his personal funds. The foregoing description of the Yu Agreement does not purport to be complete and is qualified by reference to the full text of the Yu Agreement, see Exhibit B.

On May 3, 2022, HKFAEx Group Limited entered into an Instrument of Transfer, a Sold Note and a Bought Note with Xuliang Guan (the “Guan Agreement”), pursuant to which Mr. Guan purchased 1,093,680 ordinary shares of the Issuer from HKFAEx Group Limited for a total consideration of HK$4,000,000.  Mr. Guan purchases such ordinary shares using his personal funds. The foregoing description of the Guan Agreement does not purport to be complete and is qualified by reference to the full text of the Guan Agreement, see Exhibit C.

On May 3, 2022, HKFAEx Group Limited entered into an Instrument of Transfer, a Sold Note and a Bought Note with CCTY Investment Limited (the “CCTY Agreement”), pursuant to which CCTY Investment Limited (“CCTY”) purchased 379,750 ordinary shares of the Issuer from HKFAEx Group Limited for a total consideration of HK$2,777,777.  CCTY purchases such ordinary shares using its own company funds. The foregoing description of the CCTY Agreement does not purport to be complete and is qualified by reference to the full text of the CCTY Agreement, see Exhibit D.

On May 3, 2022, HKFAEx Group Limited entered into an Instrument of Transfer, a Sold Note and a Bought Note with Yi Lin Wang (the “Wang Agreement”), pursuant to which Mr. Wang purchased 82,026 ordinary shares of the Issuer from HKFAEx Group Limited for a total consideration of HK$300,000.  Mr. Wang purchases such ordinary shares using his personal funds. The foregoing description of the Wang Agreement does not purport to be complete and is qualified by reference to the full text of the Wang Agreement, see Exhibit E.

On May 3, 2022, HKFAEx Group Limited entered into an Instrument of Transfer, a Sold Note and a Bought Note with Julie Tian Wu (the “Wu Agreement”), pursuant to which Ms. Wu purchased 164,052 ordinary shares of the Issuer from HKFAEx Group Limited for a total consideration of HK$600,000.  Ms. Wu purchases such ordinary shares using her personal funds. The foregoing description of the Wu Agreement does not purport to be complete and is qualified by reference to the full text of the Wu Agreement, see Exhibit F.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated May 10, 2022 by and between the Reporting Persons
B	Instrument of Transfer with Sold Note and Bought Note dated May 3, 2022 by and between HKFAEx Group Limited and Ben Ansheng Yu
C	Instrument of Transfer with Sold Note and Bought Note dated May 3, 2022 by and between HKFAEx Group Limited and Xuliang Guan
D	Instrument of Transfer with Sold Note and Bought Note dated May 3, 2022 by and between HKFAEx Group Limited and CCTY Investment Limited.
E	Instrument of Transfer with Sold Note and Bought Note dated May 3, 2022 by and between HKFAEx Group Limited and Yi Lin Wang
F	Instrument of Transfer with Sold Note and Bought Note dated May 3, 2022 by and between HKFAEx Group Limited and Julie Tian Wu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

Mun Wah Wan

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan

The Pride Group Holdings Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director

HKFAEx Group Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to ordinary shares, par value of $0.00005 per share, of Oriental Culture Holding LTD, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 10, 2022.

Mun Wah Wan

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan

The Pride Group Holdings Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director

HKFAEx Group Limited

By:	/s/ Mun Wah Wan
Name:	Mun Wah Wan
Title:	Director

Exhibit B

INSTRUMENT OF TRANSFER

Oriental Culture Holding LTD

(Incorporated in Hong Kong with limited liability)

I/We, HKFAEx Group Limited of Unit 9, Level 9, Cyberport 2, Hong Kong in consideration of the sum of HK$5,000,000 paid to me/us by (name) Ben Ansheng Yu (occupation) Merchant of (address) Austin Tower, 22-26A Austin Avenue, TST, Kowloon, Hong Kong (hereinafter “the said Transferee”) do hereby transfer to the said Transferee the -683,550- share(s) numbered standing in my/our name in the register of:- Oriental Culture Holding LTD to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we, the said Transferee do hereby agree to take the said share(s) subject to the same conditions.

Witness our hands the

Witness to the signature(s) of the Transferor -	) ) ) ) ) )	For and on behalf of HKFAEx Group Limited
Witness’s name and address: HUI, Chun Kin Norman	) ) ) )	Authorised Signature(s) Transferor

Witness to the signature(s) of the Transferee -	) ) ) ) ) )	Ben Ansheng Yu
Witness’s name and address: HUI, Chun Kin Norman	) ) ) )	Authorised Signature(s) Transferee

SOLD NOTE

Name of Purchaser (Transferee): Ben Ansheng Yu

Address:  Austin Tower, 22-26A Austin Avenue, TST, Kowloon, Hong Kong

Occupation: Merchant

Name of Company in which the shares to be transferred: Oriental Culture Holding LTD

Number of ordinary shares:  -683,550- of US$ 0.00005 Each

Consideration Received:  HK$5,000,000

HKFAEx Group Limited (Transferor)

Dated 3 May 2022

BOUGHT NOTE

Name of Seller (Transferor): HKFAEx Group Limited

Address:  Unit 9, Level 9, Cyberport 2, Hong Kong

Occupation: Corporation

Name of Company in which the shares to be transferred:  Oriental Culture Holding LTD

Number of ordinary shares:  -683,550- of US$ 0.00005 Each

Consideration Paid:  HK$5,000,000

Ben Ansheng Yu (Transferee)

Dated 3 May 2022

Exhibit C

INSTRUMENT OF TRANSFER

Oriental Culture Holding LTD

(Incorporated in Hong Kong with limited liability)

I/We, HKFAEx Group Limited of Unit 9, Level 9, Cyberport 2, Hong Kong in consideration of the sum of HK$4,000,000 paid to me/us by (name) Xuliang Guan (occupation) Merchant of (address) No. 1 Fuxing Road, Building 3, Haidian District, Beijing, PRC (hereinafter “the said Transferee”) do hereby transfer to the said Transferee the -1,093,680- share(s) numbered standing in my/our name in the register of:- Oriental Culture Holding LTD to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we, the said Transferee do hereby agree to take the said share(s) subject to the same conditions.

Witness our hands the

Witness to the signature(s) of the Transferor -	) ) ) ) ) )	For and on behalf of HKFAEx Group Limited
Witness’s name and address: HUI, Chun Kin Norman	) ) ) )	Authorised Signature(s) Transferor

Witness to the signature(s) of the Transferee -	) ) ) ) ) )	Xuliang Guan
Witness’s name and address: Ke Li Xicheng District, Beijing, PRC	) ) ) )	Authorised Signature(s) Transferee

SOLD NOTE

Name of Purchaser (Transferee): Xuliang Guan

Address: No. 1 Fuxing Road, Building 3, Haidian District, Beijing, PRC

Occupation: Merchant

Name of Company in which the shares to be transferred: Oriental Culture Holding LTD

Number of ordinary shares: -1,093,680- of US$0.00005 Each

Consideration Received: HK$4,000,000

HKFAEx Group Limited (Transferor)

Dated 3 May 2022

BOUGHT NOTE

Name of Seller (Transferor): HKFAEx Group Limited

Address: Unit 9, Level 9, Cyberport 2, Hong Kong

Occupation: Corporation

Name of Company in which the shares to be transferred: Oriental Culture Holding LTD

Number of ordinary shares: -1,093,680- of US$ 0.00005 Each

Consideration Paid: HK$4,000,000

Xuliang Guan (Transferee)

Dated 3 May 2022

Exhibit D

INSTRUMENT OF TRANSFER

Oriental Culture Holding LTD

(Incorporated in Hong Kong with limited liability)

I/We, HKFAEx Group Limited of Unit 9, Level 9, Cyberport 2, Hong Kong in consideration of the sum of HK$2,777,777 paid to me/us by (name) CCTY Investment Limited (occupation) Corporation of (address) Millennium City 2, 378 Kwun Tong Road, Kwun Tong (hereinafter “the said Transferee”) do hereby transfer to the said Transferee the -379,750- share(s) numbered standing in my/our name in the register of:- Oriental Culture Holding LTD to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we, the said Transferee do hereby agree to take the said share(s) subject to the same conditions.

Witness our hands the

Witness to the signature(s) of the Transferor -	) ) ) ) ) )	For and on behalf of HKFAEx Group Limited
Witness’s name and address: HUI, Chun Kin Norman	) ) ) )	Authorised Signature(s) Transferor

Witness to the signature(s) of the Transferee -	) ) ) ) ) )	For and on behalf of CCTY Investment Limited
Witness’s name and address: CHUNG SAU TING	) ) ) )	Authorised Signature(s) Transferee

SOLD NOTE

Name of Purchaser (Transferee): CCTY Investment Limited

Address: Millennium City 2, 378 Kwun Tong Road, Kwun Tong

Occupation: Corporation

Name of Company in which the shares to be transferred: Oriental Culture Holding LTD

Number of ordinary shares: -379,750- of US$ 0.00005 Each

Consideration Received: HK$2,777,777

HKFAEx Group Limited (Transferor)

Dated 3 May 2022

BOUGHT NOTE

Name of Seller (Transferor): HKFAEx Group Limited

Address: Unit 9, Level 9, Cyberport 2, Hong Kong

Occupation: Corporation

Name of Company in which the shares to be transferred:  Oriental Culture Holding LTD

Number of ordinary shares: -379,750- of US$ 0.00005 Each

Consideration Paid: HK$2,777,777

CCTY Investment Limited (Transferee)

Dated 3 May 2022

Exhibit E

INSTRUMENT OF TRANSFER

Oriental Culture Holding LTD

(Incorporated in Cayman Islands with limited liability )

We, HKFAEx Group Limited, Unit 9, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong (hereinafter called the “Transferor”) do hereby transfer 82,026 ordinary share(s) standing in our name in the Register of

Oriental Culture Holding LTD

to Yi Lin WANG of Chongwen District, Beijing, China (hereinafter called the “Transferee”), at a consideration of HKD 300,000 to hold unto the Transferee their Executors, Administrators or Assigns, subject to the several conditions upon which we hold the same at the time of execution hereof. And we, the said Transferee do hereby agree to take the said Share subject to the same conditions.

Witness our hands the

Witness to the signature of the Transferor -)		For and on behalf of
	)	HKFAEx Group Limited
)
)
)
)
)
)
	)	Authorized Signature
Name:		Transferor

Witness to the signature of the Transferee -)
)
)
)
)
)
)
)
	)	Name: Yi Lin WANG
Name:		Transferee

SOLD NOTE

Name of Seller (Transferor): HKFAEx Group Limited ______________________________________________

Name of Purchaser (Transferee): Yi Lin WANG _________________________

Address: Chongwen District, Beijing, China

Name of Company in which the shares are to be transferred: Oriental Culture Holding LTD

Number of Shares: 82,026 Ordinary Shares_________________________________________

Consideration Received: HKD 300,000_______________

Name:	HKFAEx Group Limited

Hong Kong, Dated 3 May, 2022

--------------------------------------------------------------------------------------------------------------------------------------------

-------------

BOUGHT NOTE

Name of Purchaser (Transferee): Yi Lin WANG_________________________

Name of Seller (Transferor): HKFAEx Group Limited____________________________________

Address: Unit 9, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong _____________

Name of Company in which the shares are to be transferred: Oriental Culture Holding LTD

Number of Shares: 82,026 Ordinary Shares____________________

Consideration Received: HKD 300,000_____________

Name:	Yi Lin WANG

Hong Kong, Dated 3 May, 2022

Exhibit F

INSTRUMENT OF TRANSFER

Oriental Culture Holding LTD

(Incorporated in Cayman Islands with limited liability )

We, HKFAEx Group Limited, of Unit 9, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong (hereinafter called the “Transferor”) do hereby transfer 164,052 ordinary shares standing in our name in the Register of

Oriental Culture Holding LTD

to Julie Tian WU of Caperidge Drive, Discovery Bay, Hong Kong (hereinafter called the “Transferee”), at a consideration of HK$600,000 to hold unto the Transferee their Executors, Administrators or Assigns, subject to the several conditions upon which we hold the same at the time of execution hereof. And we, the said Transferee do hereby agree to take the said Share subject to the same conditions.

Witness our hands the

Witness to the signature of the Transferor -)		For and on behalf of
	)	HKFAEx Group Limited
)
)
)
)
)
)
	)	Authorized Signature
Name:		Transferor

Witness to the signature of the Transferee -)
)
)
)
)
)
)
)
		)	Name: Julie Tian WU
Name:	Boling Sun		Transferee

SOLD NOTE

Name of Seller (Transferor): HKFAEx Group Limited

Name of Purchaser (Transferee): Julie Tian WU

Address: Caperidge Drive, Discovery Bay, Hong Kong

Name of Company in which the shares are to be transferred: Oriental Culture Holding LTD

Number of Shares: 164,052 Ordinary Share

Consideration Received: HKD 600,000

Name:	HKFAEx Group Limited

Hong Kong, Dated 3 May, 2022

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BOUGHT NOTE

Name of Purchaser (Transferee): Julie Tian WU

Name of Seller (Transferor): HKFAEx Group Limited

Address: Unit 9, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong

Name of Company in which the shares are to be transferred: Oriental Culture Holding LTD

Number of Shares: 164,052 Ordinary Share

Consideration Received: HKD 600,000

Name:	Julie Tian WU

Hong Kong, Dated 3 May, 2022